Exhibit 99.164

DeFi Technologies Announces Preferred Partnership Agreement with SEBA Bank AG, a Leading, Global Private Swiss Crypto Bank

TORONTO, Jan. 5, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, is thrilled to announce it has entered into a commercial agreement (the "Preferred Partnership Agreement") to establish a preferred partnership relationship with SEBA Bank AG ("SEBA"). SEBA is a fully integrated, FINMA licensed, digital assets banking platform providing a seamless, secure, and easy-to-use bridge between digital and traditional assets. This industry-leading agreement is unprecedented in the growing crypto ecosystem, and will give DeFi Technologies, along with its 100% owned subsidiary Valour Inc ("Valour"), yet another competitive edge in this nascent space.

The Preferred Partnership Agreement outlines a framework for DeFi Technologies to become a preferred provider of staking services, client referrals, market making and liquidity to SEBA, and SEBA to become a preferred provider of custody services to DeFi Technologies. The Preferred Partnership Agreement also outlines further cooperation between SEBA and DeFi Technologies with respect to asset and investment management, mining services, tokenization, digital capital markets and institutional research.

"DeFi Technologies' relationship with SEBA (a fully integrated, FINMA licensed digital assets banking platform), is one of the first of its kind between a crypto specialized bank, SEBA, and DeFi Technologies. Synergies exist in various areas which will benefit both parties, our respective shareholders, and serve to provide greater institutional access for custodial services and regulated investment opportunities in the growing decentralised finance and Web 3.0 space," said Russell Starr, CEO of DeFi Technologies. "We at DeFi Technologies and Valour believe that this partnership will create value for the Company's shareholders on so many different fronts that it is almost impossible to quantify. SEBA has one of only two FINMA licenses and in working with DeFi Technologies both parties will be able to create value for each other – whether it be new product launches in the ETP space, potential co-launching of ETFs, staking, custody, and other unrealized possibilities. With this relationship, DeFi Technologies has set itself apart from the rest of the listed and regulated crypto space. Shareholders and stakeholders should be extremely excited at the potential of this agreement. Watching the amount of capital flowing into this space such as the recent investment by KKR into Anchorage Bank1 bodes extremely well for the industry in 2022."

Guido Bühler, CEO of SEBA Bank added "The institutional adoption of digital assets continues to grow at pace, with investors looking to trusted, regulated counterparties in order to securely and successfully incorporate digital assets into their operations. Our partnership with DeFi Technologies, a leader in opening access to decentralized finance, enables us to build on our work providing our pioneering services to such investors. We are proud to work together to open access for investors to the incredible market opportunity offered by digital assets."

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About SEBA Bank AG

Founded in April 2018 and headquartered in Zug, SEBA Bank is a pioneer in the financial industry and is the only global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. In August 2019, SEBA Bank received a Swiss banking and securities dealers license, and in September 2021 the CISA licence – the first time a reputed, regulatory authority such as FINMA has granted such licenses to a financial services provider with a core capability in digital assets. The broad, vertically integrated spectrum of services combined with the highest security standards, make SEBA Bank's value proposition unique - this is why Banque de France selected SEBA Bank to test the integration of Central Bank Digital Currency (CBDC). CVVC Global Report and CB Insights name SEBA Bank as Top 50 Companies within the blockchain ecosystem. Aite Group awarded SEBA Bank with their 2021 Digital Wealth Management Impact Innovation Award in the category "Digital Startup of the Year", and LinkedIn list SEBA Bank as one of the Top Startups 2021 in Switzerland. For more information about SEBA Bank, please visit seba.swiss

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Preferred Partnership Agreement and the terms and conditions thereunder; potential synergies between DeFi Technologies and SEBA; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to rules and regulations in Switzerland with respect to financial institutions; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to DeFi Technologies and SEBA was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other party for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by SEBA and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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For further information: please contact: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 05-JAN-22